Exhibit 21. Subsidiaries of the Registrant

		Percentage	State of
Parent Company	Subsidiaries	Owned	Incorporation

Eagle Bancshares, Inc.	Tucker Federal Bank	100%	Federally Chartered
	Eagle Real Estate Advisors, Inc.	100%	Georgia
	Eagle Bancshares Capital Group, Inc.	100%	Georgia
Tucker Federal Bank	Eagle Service Corporation	100%	Georgia
	Prime Eagle Mortgage Corporation	100%	Georgia
	TFB Management, Inc	100%	Delaware
	TFB Management (NC), Inc.	100%	Delaware
	TFB Management (RE), Inc.	99.9%	Delaware